Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 20, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ☐    No ☒

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        ]

Index to Exhibits

Exhibit No.	Description
1	Amended Constitution filed with the NYSE on December 16, 2002.
2	Results of the Annual General Meeting held on December 12, 2002, which was filed with the NYSE on December 16, 2002.
3	Media Release regarding Westpac's Tier 1 Hybrid Capital Transaction, which was filed with the NYSE on December 20, 2002.